

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

June 4, 2009

John P. Mitola
President
Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

       Re: Juhl Wind, Inc.
              Amendment No. 3 to Registration Statement on
              Form S-1
              Filed May 20, 2009
              File No. 333-154617

Dear Mr. Mitola:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers that we cite in our comments correlate to the page numbers found in the courtesy copies of the filing that you provided us.

General

1. Please confirm whether the 247,900 outstanding shares of common stock that are being registered are the same shares to which your Series A preferred convertible preferred stock issued in your June 24, 2009 private placement could be converted. We direct your attention to your Memorandum of Understanding dated April 13, 2009, which appears to memorialize your agreement to register 25% of the common stock issuable upon conversion of the shares of Series A preferred stock in this registration statement.

2. Please file on EDGAR, as correspondence, the letter regarding proposed changes to your offering size, which was prepared by Spencer Feldman and faxed to us on April 6, 2009.

Recent Developments, page 2

3. In this section of your prospectus, please disclose the change to the dividends rights associated with your Series A convertible preferred shares. Furthermore, please include a risk factor that specifically addresses the risk of dilution to your shareholders as a result of the fact that dividends for 2009 are now being paid only in common stock and not in cash.

Selling Stockholder Table, page 59

4. Please refer to comment 1 above. In the footnotes to your table, please clearly indicate whether the outstanding common stock that is being registered in this offering is the common stock to which the Series A convertible preferred stock was converted.

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

5. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not have the referenced schedules or exhibits attached. Please explain why the information was omitted or amend the filing as appropriate.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely Lamothe at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Spencer G. Feldman (*via facsimile*)
    Brian Gavsie (*via facsimile*)